UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at July 9, 2010

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F....... Form 40-F....X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
Director and Chief Executive Officer

Date: July 9, 2010

Print the name and title of the signing officer under his signature.

800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
Tel: 778-373-4545
www.tasekomines.com

TASEKO ANNOUNCES STRONG PRODUCTION RESULTS

July 9, 2010, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company") reports unaudited second quarter production results for the Gibraltar Mine.

For the second quarter of 2010, Gibraltar produced 20.1 million pounds of copper and 218 thousand pounds of molybdenum.

A quarter over quarter production comparison is below:

	Q4 2009	Q1 2010	Q2 2010
Mill Throughput (millions, tons)	3.2	3.6	3.6
Copper Recoveries (%)	84.1	89.8	88.7
Copper Production (millions, lbs)	17.4	23.2	20.1

The Gibraltar concentrator continued to perform very well during the quarter with all circuits stabilized and operating at budgeted levels. Metal production for the period was slightly lower than the first quarter as a result of decreased copper head grade, a typical fluctuation as mining advances through the pit. The lower grade ore also had a minor effect on copper recoveries. Grade and recoveries are expected to trend higher for the third quarter.

Construction continues on the remaining modernization projects. During the second quarter the in-pit primary crusher and conveyor system was commissioned. This new system will reduce the mine's haul truck requirement by two trucks as a result of a decrease in ore haul distance of two kilometres (a 40% shorter haul). Additionally, the original primary crusher will act as a backup to the new system providing reliability for planned and unplanned shutdowns of the in-pit crusher.

The final concentrator upgrades are expected to be completed during the third quarter and construction of the new SAG mill feed system will commence shortly.

Russell Hallbauer, President and CEO of Taseko, commented, "Copper production for the first half of 2010 was 38% higher than the second half of 2009. This is a reflection of the operational improvements which have been made at Gibraltar. Anticipating a further increase to mill throughput in the coming months, we are in the process of purchasing additional haul trucks for the mine, complementing the arrival of a new 495HR Bucyrus shovel. These new trucks will replace older haul trucks, reducing operating and maintenance costs."

Note: Gibraltar is a Joint Venture owned by Taseko Mines Limited (75%) and Cariboo Copper Corp. (25%). All figures are reported on a 100% basis.

For further information on Taseko, please see the Company's website www.tasekomines.com or contact:

Brian Bergot, Investor Relations - 778-373-4545, toll free 1-800-667-2114
Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains "forward-looking statements" that were based on Taseko's expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.
Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:
•          uncertainties and costs related to the Company's exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
•          uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
•          uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•          uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
•          uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•          uncertainties related to unexpected judicial or regulatory proceedings;
•          changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
•          changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
•          the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•          the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
•          the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
•          environmental issues and liabilities associated with mining including processing and stock piling ore; and
•          labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.